

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

Via E-mail
Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re:** **Lear Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement**
> **Filed by Marcato Capital Management et al.**
> **Filed March 18, 2013**
> **File No. 001-11311**

Dear Mr. Marell:

We have reviewed your filing and have the following comment. Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

1. We note that Lear's governing documents provide for the annual election of directors, and that the Marcato-Oskie Group is soliciting for the eight director positions that are up for election at the annual meeting by rounding out its slate with five of the registrant's nominees. Please note that rounding out a short slate with a registrant's nominees is available only when soliciting in support of nominees who, if elected, would constitute a minority of the board of directors. Refer to Rule 14a-4(d)(4) and Section II.I of SEC Release No. 34-31326 (Oct. 16, 1992). Please revise the proxy statement and proxy card to include a full complement of Marcato-Oskie nominees, or revise to include disclosure that shareholders will be disenfranchised with respect to five director positions up for election at the annual meeting.

Please contact Sonia Bednarowski, Attorney-Adviser, at (202) 551-3666 or me at (202) 551-3411 with any other questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions